[1]

OMB APPROVAL

OMB Number:3235-0145
Expires:December 31, 1997
Estimated average burden
hours per form 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. *)


*
Gardenburger Inc.

*

-----------------------------------------------------------------

		Common Stock

*
365476100

*
Elizabeth D. Giorgis
Gruber and McBaine Capital Management
50 Osgood Place, Penthouse
San Francisco, CA 94133
(415) 981-2101
-----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*
			November 25, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (12-91)


[2]
SCHEDULE 13D

CUSIP No. 365476100	Page 2 of 17 Pages

-----------------------------------------------------------------
1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

GRUBER & McBAINE CAPITAL MANAGEMENT, L.L.C.
-----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
(b)	/ /
-----------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------
4	SOURCE OF FUNDS*
AF
-----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)/ /
-----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA
-----------------------------------------------------------------
  NUMBER OF	7	SOLE VOTING POWER
 SHARES			0
BENEFICIALLY	--------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
  EACH			538,850
 REPORTING		-------------------------------------------------
 PERSON		9	SOLE DISPOSITIVE POWER
  WITH			0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				538,850
-----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
538,850
-----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
/ /
-----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.17
-----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
OO
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

[3]
SCHEDULE 13D

CUSIP No. 365476100	Page 3 of 17 Pages

-----------------------------------------------------------------
1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
JON D. GRUBER
-----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
(b)	/ /
-----------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------
4	SOURCE OF FUNDS*
AF, PF
-----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)/ /
-----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
-----------------------------------------------------------------
    NUMBER OF	7	SOLE VOTING POWER
 SHARES			69,150
   BENEFICIALLY	--------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
  EACH			538,850
    REPORTING	--------------------------------------------------
 PERSON		9	SOLE DISPOSITIVE POWER
  WITH			69,150
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				538,850
-----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
608,000
-----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
/ /
-----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.96
-----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

[4]
SCHEDULE 13D

CUSIP No. 365476100	Page 4 of 17 Pages

-----------------------------------------------------------------
1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
J. PATTERSON McBAINE
-----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
(b)	/ /
-----------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------
4	SOURCE OF FUNDS*
AF, PF
-----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)/ /
-----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
-----------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER
SHARES			41,200
BENEFICIALLY	--------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH				538,850
REPORTING		--------------------------------------------------
 PERSON		9	SOLE DISPOSITIVE POWER
  WITH			41,200
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				538,850
-----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
580,050
-----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
/ /
-----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.64
-----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

[5]
SCHEDULE 13D

CUSIP No. 365476100	Page 5 of 17 Pages

-----------------------------------------------------------------
1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
LAGUNITAS PARTNERS, A California Limited Partnership
-----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
(b)	/ /
-----------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------
4	SOURCE OF FUNDS*
WC
-----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)/ /
-----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA
-----------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER
SHARES			0
BENEFICIALLY	--------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH				250,250
REPORTING		--------------------------------------------------
PERSON		9	SOLE DISPOSITIVE POWER
WITH				0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				250,250
-----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,250
-----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
/ /
-----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.87
-----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
PN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

[6]
SCHEDULE 13D

CUSIP No. 365476100	Page 6 of 17 Pages

-----------------------------------------------------------------
1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
GMJ INVESTMENTS, A California Limited Partnership
-----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
(b)	/ /
-----------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------
4	SOURCE OF FUNDS*
WC
-----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)/ /
-----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA
-----------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER
SHARES			0
BENEFICIALLY	--------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH				2500
REPORTING		--------------------------------------------------
PERSON		9	SOLE DISPOSITIVE POWER
WITH				0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				2500
-----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2500
-----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
/ /
-----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03
-----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
PN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

[7]
SCHEDULE 13D

CUSIP No. 365476100	Page 7 of 17 Pages

-----------------------------------------------------------------
1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
THOMAS O. LLOYD-BUTLER
-----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X/
(b)	/ /
-----------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------
4	SOURCE OF FUNDS*
PF, AF
-----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)/ /
-----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
-----------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER
SHARES			0
BENEFICIALLY	--------------------------------------------------
OWNED BY		8	SHARED VOTING POWER
EACH				538,850
REPORTING		--------------------------------------------------
PERSON		9	SOLE DISPOSITIVE POWER
WITH				0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				538,850
-----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
538,850
-----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
/ /
-----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.17
-----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D

CUSIP No. 365476100	Page 8 of 17 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Gardenburger Inc. ("GBUR"). The principal executive office of GBUR is located at 1411 SW Morrison, Suite 400, Portland, OR
97205.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Gruber and McBaine Capital Management, L.L.C. (LLC); Jon D.
Gruber (Gruber); J. Patterson McBaine (McBaine); Thomas O. Lloyd-
Butler (TLB); Lagunitas Partners, L.P., a California limited partnership (Lag); GMJ Investments, L.P., a California limited partnership (GMJ).

(b)	The business address of LLC, Gruber, McBaine, TLB, Lag and
GMJ is 50 Osgood Place, Penthouse, San Francisco, CA 94133.

(c)	LLC is an investment adviser.  Gruber and McBaine are the
Managers of LLC and TLB is a member of LLC. Lag and GMJ are investment limited partnerships. LLC is the general partner of Lag and GMJ.

(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All such persons are citizens of the United States of
America.

SCHEDULE 13D

CUSIP No. 365476100	Page 9 of 17 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

LLC			Capital Under Management	$3,382,302
Gruber		Personal Funds			$810,374
McBaine		Personal Funds			$473,025
Lag			Working Capital			$2,948,160
GMJ			Working Capital			$32,129


ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the purchase of the Stock reported herein was and is for investment.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:


Aggregate
Beneficially
Owned	Voting Power	Dispositive Power
Name Number	Percent	Sole	Shared		Sole	Shared

Lag	250,250	2.87		0		250,250	0	250,250
GMJ	2,500	0.03		0		2,500	0	2,500
LLC	538,850	6.17		0		538,850	0	538,850
Gruber608,000	6.96		69,150	538,850	0	538,850
McBaine580,050	6.64		41,200	538,850	0	538,850
TLB	538,850	6.17		0		538,850	0	538,850

Note: In addition to the shares reported, 45,000 shares are owned by an investment advisory client of LLC over which LLC does not have voting or dispositive power. Therefore, LLC disclaims beneficial ownership with respect to those shares.

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since January 1, 1998:

SCHEDULE 13D

CUSIP No. 365476100	Page 10 of 17 Pages


	Purchase				Number		Price	Broker
Name	 or Sale	Date			of Shares		Per Share	Used

LLC		P	2/3/99		1400			11.31	INCA
McBaine	P	2/3/99		200			11.31	INCA
LLC		P	2/2/99		1800			11.56	INCA
McBaine	P	2/2/99		200			11.56	INCA
Lag		P	2/1/99		1000			11.56	INCA
Lag		P	2/1/99		2500			12.00	CHAS
Gruber	P	2/1/99		1000			12.00	CHAS
LLC		P	2/1/99		1500			12.00	CHAS
Lag		P	1/29/99		2000			12.00	OPCO
Gruber	P	1/29/99		1000			12.00	OPCO
McBaine	P	1/29/99		500			12.00	OPCO
LLC		P	1/29/99		1500			12.00	OPCO
LLC		P	1/7/99		4000			10.75	SHWD
Gruber	P	1/7/99		1000			10.75	SHWD
Lag		P	1/6/99		4500			10.63	SHWD
Gruber	P	1/6/99		1000			10.63	SHWD
McBaine	P	1/6/99		1000			10.63	SHWD
LLC		P	1/6/99		3500			10.63	SHWD
Lag		P	1/5/99		4000			11.00	SHWD
LLC		P	1/5/99		1000			11.00	SHWD
LLC		P	1/5/99		1600			10.69	INCA
Lag		P	12/31/98		2500			10.94	HRZG
Lag		P	12/30/98		3000			10.65	CHAS
Gruber	P	12/30/98		1500			10.65	CHAS
McBaine	P	12/30/98		500			10.65	CHAS
Gruber	P	12/22/98		2000			10.06	NITE
Lag		P	12/17/98		3000			10.12	INCA
Gruber	P	12/17/98		1000			10.12	INCA
Lag		P	12/16/98		3000			10.22	INCA
Gruber	P	12/16/98		1000			10.22	INCA
Lag		P	12/11/98		20000		9.13		HMQT
LLC		P	12/11/98		24000		9.13		HMQT
Gruber	P	12/11/98		5500			9.13		HMQT
McBaine	P	12/11/98		5500			9.13		HMQT
Gruber	P	12/11/98		1500			9.06		INCA
McBaine	P	12/11/98		500			9.06		INCA
Lag		P	12/10/98		7000			9.13		HMQT
LLC		P	12/10/98		5500			9.13		HMQT
Gruber	P	12/10/98		500			9.13		HMQT
McBaine	P	12/10/98		2000			9.13		HMQT
LLC		P	12/10/98		1000			9.06		INCA
Gruber	P	12/10/98		500			9.06		INCA

SCHEDULE 13D

CUSIP No. 365476100	Page 11 of 17 Pages

	Purchase				Number		Price	Broker
Name	 or Sale	Date			of Shares		Per Share	Used

McBaine	P	12/10/98		500			9.06		INCA
Lag		P	12/9/98		3000			8.97		INCA
LLC		P	12/9/98		5000			8.97		INCA
Gruber	P	12/9/98		1000			8.97		INCA
McBaine	P	12/9/98		1000			8.97		INCA
Lag		P	12/8/98		4000			9.81		INCA
LLC		P	12/8/98		1300			9.81		INCA
Lag		P	12/2/98		10000		10.25	HMQT
LLC		P	12/2/98		15000		10.25	HMQT
Gruber	P	12/2/98		3000			10.25	HMQT
McBaine	P	12/2/98		2000			10.25	HMQT
Lag		P	12/2/98		4500			10.26	INCA
LLC		P	12/2/98		1500			10.26	INCA
Lag		P	12/1/98		3700			10.36	INCA
LLC		P	12/1/98		5000			10.36	INCA
Gruber	P	12/1/98		2000			10.36	INCA
McBaine	P	12/1/98		500			10.36	INCA
Lag		P	11/25/98		5000			10.75	INCA
LLC		P	11/25/98		18700		10.75	INCA
Lag		P	11/24/98		2000			11.05	INCA
LLC		P	11/24/98		3300			11.05	INCA
McBaine	P	11/24/98		1000			11.05	INCA
Lag		P	11/24/98		10000		11.88	HMQT
LLC		P	11/24/98		5000			11.88	HMQT
Lag		P	11/23/98		2300			12.75	CHAS
LLC		P	11/23/98		5000			13.11	INCA
LLC		P	11/18/98		1200			11.75	INCA
LLC		P	11/17/98		1100			12.00	DAIN
LLC		P	11/17/98		500			11.94	INCA
LLC		P	11/16/98		1400			11.50	INCA
Lag		P	11/13/98		2000			11.50	INCA
McBaine	P	11/13/98		300			11.50	SHWD
LLC		P	11/13/98		2700			11.50	SHWD
Lag		P	11/12/98		1500			11.37	INCA
LLC		P	11/12/98		2000			11.37	INCA
Lag		P	11/11/98		7000			11.49	DAIN
Gruber	P	11/11/98		2000			11.49	DAIN
McBaine	P	11/11/98		1000			11.49	DAIN
LLC		P	11/11/98		2000			11.37	INCA
Lag		P	11/10/98		4000			11.74	INCA
LLC		P	11/10/98		1000			11.74	INCA
Lag		P	11/9/98		7000			11.17	INCA
LLC		P	11/9/98		2000			11.17	INCA
Gruber	P	11/9/98		2000			11.17	INCA

SCHEDULE 13D

CUSIP No. 365476100	Page 12 of 17 Pages

	Purchase				Number		Price	Broker
Name	 or Sale	Date			of Shares		Per Share	Used

LLC		P	11/5/98		9000			11.59	INCA
Gruber	P	11/5/98		3000			11.59	INCA
McBaine	P	11/5/98		1000			11.59	INCA
McBaine	P	11/4/98		3000			12.36	MONT
Lag		P	11/3/98		4000			12.44	INCA
LLC		P	11/3/98		3000			12.44	INCA
Gruber	P	11/3/98		1000			12.44	INCA
Lag		P	11/2/98		7800			12.76	INCA
LLC		P	11/2/98		1000			12.76	INCA
McBaine	P	11/2/98		1000			12.76	INCA
Gruber	P	10/30/98		1000			13.18	INCA
LLC		P	10/30/98		10600		13.18	INCA
Lag		P	10/29/98		1500			13.13	PIPR
Gruber	P	10/29/98		1000			13.13	PIPR
LLC		P	10/29/98		800			13.31	INCA
Lag		P	10/28/98		5000			13.16	INCA
LLC		P	10/28/98		3000			13.16	INCA
Gruber	P	10/28/98		1400			13.16	INCA
LLC		P	10/28/98		500			13.00	SHWD
Lag		P	10/23/98		8000			12.77	INCA
LLC		P	10/23/98		14000		12.77	INCA
Gruber	P	10/23/98		3500			12.77	INCA
McBaine	P	10/23/98		1000			12.77	INCA
Lag		P	10/22/98		5000			13.24	INCA
Gruber	P	10/22/98		1000			13.24	INCA
LLC		P	10/21/98		4900			13.04	INCA
Lag		P	10/20/98		5000			13.63	DAIN
LLC		P	10/20/98		2000			13.31	INCA
Gruber	P	10/20/98		1000			13.31	INCA
LLC		P	10/19/98		5000			13.28	DAIN
Gruber	P	10/19/98		1300			13.28	DAIN
McBaine	P	10/19/98		600			13.28	DAIN
Lag		P	10/15/98		3900			13.94	CHAS
LLC		P	10/15/98		1000			13.94	CHAS
LLC		P	10/15/98		500			12.81	INCA
LLC		P	10/15/98		500			13.63	PIPR
Lag		P	10/14/98		5000			12.02	INCA
Gruber	P	10/14/98		1000			12.02	INCA
McBaine	P	10/14/98		700			12.02	INCA
McBaine	P	10/14/98		700			12.71	OPCO
LLC		P	10/14/98		6300			12.71	OPCO
LLC		P	10/5/98		2000			10.44	INCA
Gruber	P	10/2/98		2000			11.00	INCA
LLC		P	10/2/98		7000			11.00	INCA

SCHEDULE 13D

CUSIP No. 365476100	Page 13 of 17 Pages

	Purchase				Number		Price	Broker
Name	 or Sale	Date			of Shares		Per Share	Used

Lag		P	9/15/98		2500			10.55	INCA
LLC		P	9/15/98		1000			10.55	INCA
Gruber	P	9/15/98		1000			10.55	INCA
McBaine	P	9/15/98		500			10.55	INCA
LLC		P	9/14/98		2500			10.56	SHWD
Lag		P	9/11/98		400			10.00	INCA
Lag		P	9/10/99		2100			9.69		INCA
Lag		P	8/31/98		2000			10.06	INCA
LLC		P	8/31/98		1000			10.06	INCA
LLC		P	8/25/98		2500			12.00	HRZG
Lag		P	8/20/98		2000			12.00	INCA
Gruber	P	8/20/98		1000			12.00	INCA
Lag		P	8/11/98		3000			11.88	SHWD
LLC		P	8/11/98		1000			11.88	SHWD
Lag		P	7/30/98		10000		14.00	ADAM
LLC		P	7/30/98		9000			14.00	ADAM
Gruber	P	7/30/98		1000			14.00	ADAM
Lag		P	7/27/98		5000			13.72	TSCO
LLC		P	7/27/98		3700			13.72	TSCO
Gruber	P	7/27/98		1000			13.72	TSCO
McBaine	P	7/27/98		500			13.72	TSCO
Lag		P	7/23/98		2500			13.88	HRZG
LLC		P	7/23/98		1500			13.88	HRZG
Gruber	P	7/23/98		1000			13.88	HRZG
Lag		P	7/21/98		5000			13.58	HMQT
LLC		P	7/21/98		8300			13.58	HMQT
Gruber	P	7/21/98		1200			13.58	HMQT
McBaine	P	7/21/98		500			13.58	HMQT
Gruber	P	7/14/98		1000			14.02	INCA
LLC		P	7/14/98		5200			14.02	INCA
Lag		P	7/8/98		2500			13.75	PWJC
Gruber	P	7/8/98		2000			13.75	PWJC
McBaine	P	7/8/98		500			13.75	PWJC
Lag		P	7/8/98		2500			13.62	INCA
LLC		P	7/8/98		1600			13.62	INCA
McBaine	P	7/8/98		400			13.62	INCA
Lag		P	7/7/98		10000		14.00	DAIN
LLC		P	7/7/98		9000			14.00	DAIN
Gruber	P	7/7/98		1000			14.00	DAIN
Lag		P	7/7/98		2000			13.69	INCA
Lag		P	7/6/98		14000		13.81	PIPR
GMJ		P	7/6/98		1500			13.81	PIPR
LLC		P	7/6/98		1500			13.81	PIPR
Gruber	P	7/6/98		1000			13.81	PIPR

SCHEDULE 13D

CUSIP No. 365476100	Page 14 of 17 Pages

	Purchase				Number		Price	Broker
Name	 or Sale	Date			of Shares		Per Share	Used

McBaine	P	7/6/98		2000			13.81	PIPR
LLC		P	7/6/98		700			13.73	INCA
Gruber	P	7/6/98		2000			13.73	INCA
McBaine	P	7/6/98		300			13.73	INCA
LLC		P	7/6/98		15300		13.45	SHWD
Gruber	P	7/6/98		1150			13.45	SHWD
McBaine	P	7/6/98		2550			13.45	SHWD
LLC		P	7/2/98		4500			12.75	DAIN
Gruber	P	7/2/98		4500			12.75	DAIN
McBaine	P	7/2/98		1000			12.75	DAIN
Lag		P	6/30/98		2000			12.00	PIPR
LLC		P	6/30/98		6000			12.00	PIPR
Gruber	P	6/30/98		1000			12.00	PIPR
McBaine	P	6/30/98		1000			12.00	PIPR
Gruber	P	6/30/98		600			11.69	INCA
McBaine	P	6/30/98		500			11.69	INCA
Lag		P	6/29/98		2500			11.69	INCA
LLC		P	6/29/98		2000			11.69	INCA
Gruber	P	6/29/98		1000			11.69	INCA
McBaine	P	6/29/98		500			11.69	INCA
Lag		P	6/26/98		1250			11.38	DAIN
LLC		P	6/26/98		500			11.38	DAIN
Gruber	P	6/26/98		500			11.38	DAIN
McBaine	P	6/26/98		250			11.38	DAIN
Lag		P	6/25/98		4300			11.48	PIPR
LLC		P	6/25/98		4000			11.48	PIPR
McBaine	P	6/25/98		1700			11.48	PIPR
Lag		P	6/25/98		1000			11.50	NITE
LLC		P	6/25/98		2000			11.50	NITE
GMJ		P	6/25/98		1000			11.42	INCA
LLC		P	6/25/98		2000			11.42	INCA
Gruber	P	6/25/98		1000			11.42	INCA
Lag		P	6/24/98		2500			11.50	PIPR
Lag		P	6/24/98		5000			11.71	TSCO
LLC		P	6/24/98		5000			11.71	TSCO
Lag		P	6/24/98		2500			11.72	SHWD
LLC		P	6/24/98		6000			11.72	SHWD
Gruber	P	6/24/98		1500			11.72	SHWD
McBaine	P	6/24/98		3000			11.71	INCA

SCHEDULE 13D

CUSIP No. 365476100	Page 15 of 17 Pages

[Key to brokers used:]

ADAM  Adam Harkness Hill
CHAS  Charles Schwab
DAIN  Dain Raucher
HMQT  Hambrecht & Quist
HRZG  Herzog Heine Geduld
INCA  Instinet
MONT  NationsBanc Montgomery Securities
NITE  Knight Securities
OPCO  CIBC Oppenheimer
PIPR  Piper Jaffrey
PWJC  Paine Webber
SHWD  Sherwood Securities
TSCO  Troster Singer



ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LLC is the general partner of Lag and GMJ, pursuant to limited partnership agreements. These agreements provide to the general partner the authority, among other things, to invest the funds of GMJ and Lag in the Stock, to vote and dispose of those securities and to file this statement on behalf of GMJ and Lag. Also pursuant to those limited partnership agreements, LLC is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to LLC based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to authority granted to LLC orally and under a Power of Attorney, LLC is authorized, among other things, to invest funds of various relatives and affiliates of Gruber and McBaine. Such authority may be terminated at any time on notice and there are no fees payable to LLC for those services.

SCHEDULE 13D

CUSIP No. 365476100	Page 16 of 17 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule
13D or 13G (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 26, 1999


/s/ Jon D. Gruber
Jon D. Gruber

/s/ J. Patterson McBaine
J. Patterson McBaine

/s/ Thomas O. Lloyd-Butler
Thomas O. Lloyd-Butler

Gruber and McBaine Capital Management, L.L.C., by

	/s/ J. Patterson McBaine
	J. Patterson McBaine, Manager

Lagunitas Partners, L.P., by

	Gruber and McBaine Capital Management, L.L.C., by

		/s/ J. Patterson McBaine
		J. Patterson McBaine, Manager

SCHEDULE 13D

CUSIP No. 365476100	Page 17 of 17 Pages


EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of GBUR. For that purpose, the undersigned hereby constitute and appoint Gruber & McBaine Capital Management, L.L.C., as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  February 26, 1999.

/s/ Jon D. Gruber
Jon D. Gruber

/s/ J. Patterson McBaine
J. Patterson McBaine

/s/ Thomas O. Lloyd-Butler
Thomas O. Lloyd-Butler

Gruber and McBaine Capital Management, L.L.C., by

	/s/ J. Patterson McBaine
	J. Patterson McBaine, Manager

Lagunitas Partners, L.P., by

	Gruber and McBaine Capital Management, L.L.C., by

		/s/ J. Patterson McBaine
		J. Patterson McBaine, Manager


CSR\2217\006\1032317.01	2/26/1999 3:33